UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Terra Nostra Resources Ltd.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

88100V 10 5
(CUSIP Number)

W. Scott Lawler
1530-9th Ave S.E.
Calgary, Alberta T2G 0T7

(403) 693-8014

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 19, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88100V 10 5

1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

Clifford Larry Winsor

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization Canadian Citizen

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 780,000

8. Shared Voting Power -0-

9. Sole Dispositive Power 780,000

10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 780,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 5.4%

14. Type of Reporting Person (See Instructions) IN

CUSIP No. 88100V 10 5

1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

Renegade Recreational Products Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization Nevada Corporation

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 937,500

8. Shared Voting Power -0-

9. Sole Dispositive Power 937,500

10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 937,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 6.4%

14. Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $.001 par value, of Terra Nostra Resources Ltd. (the "Issuer"). Its principal executive offices are located at 1530-9th Ave S.E., Calgary, Alberta T2G 0T7 Canada.

Item 2. Identity and Background

The individual filing this report is:

  Clifford L. Winsor

  1530-9th Ave S.E.
  Calgary, Alberta Canada T2G 0T7

  Retired

  During the last five years, Mr. Winsor has not been convicted in a criminal proceeding.

  During the last five years Mr. Winsor has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship - Canadian

This form is also filed on behalf of Renegade Recreational Products Inc., a company incorporated pursuant to the laws of the State of Nevada. Renegade is presently a company with no operations. It's previous business was the manufacture of jet boats. The address of its principal place of business is 1530-9th Ave S.E., Calgary, Alberta Canada T2G 0T7.

During the last five (5) years, Renegade Recreational Products Inc. has not been convicted in any criminal proceeding.

During the last five (5) years, Renegade Recreational Products Inc. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction .

Item 3. Source and Amount of Funds or Other Consideration

Clifford L. Winsor acquired the shares by way of the issuance of shares for debt. Mr. Winsor was the founding shareholder of the Issuer and had funded the Issuer with personal funds for its operations from the date of incorporation.

Renegade Recreational Products Inc. is a company of which, Clifford L. Winsor is the sole shareholder. Renegade Recreational Products Inc. acquired the shares by way of a purchase from Buccaneer Holdings Inc. on October 1, 1996.

Item 4. Purpose of Transaction

The purpose of the transaction by which Clifford L. Winsor acquired his shares was to settle debt owing by the Issuer to Mr. Winsor.

The purpose of the transactions by which Renegade Recreational Products Inc. acquired their shares was to purchase shares from Buccaneer Holdings Inc. who were looking for purchasers for certain of the shares that Buccaneer Holdings Inc. held in the Issuer.

Clifford L. Winsor and Renegade Recreational Products Inc. are presently in negotiation with certain other directors of the Issuer for the sale of some or all of the shares held by Clifford L. Winsor and Renegade Recreational Products Inc. To date, no agreement has been reached.

Item 5. Interest in Securities of the Issuer

(a) As of June 25, 2002 the aggregate number of shares of Common Stock of the Issuer beneficially owned by Clifford Larry Winsor was 1,717,500, of which 780,000 shares are owned directly and 937,500 shares are owned indirectly by Renegade Recreational Products Inc. which total shares represent 11.8% of the Issuer's total issued and outstanding shares.

(b) Clifford L. Winsor has sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5. He holds a total of 780,000 shares directly and 937,500 in the name of Renegade Recreational Products Inc., a Company of which he is the sole shareholder and a director and officer.

(c) During the 60 sixty day period preceding the filing of this Schedule 13D, neither Clifford L. Winsor nor Renegade Recreational Products Inc. have purchased any shares of the Issuer.

(d) Clifford L. Winsor, the sole director and officer of Renegade Recreational Products Inc. has the power to direct the proceeds from the sale of, and the receipt of dividends from, the sale of, any Common Stock held by Renegade Recreational Products Inc. Renegade Recreational Products Inc. would have the right to receive the dividends.

(e) Clifford L. Winsor and Renegade Recreational Products Inc. continue to be the beneficial owners of more than ten percent of the outstanding common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements or understandings that either Clifford L. Winsor or Renegade Recreational Products, Inc. has with respect to the Securities of the Issuer. Clifford L. Winsor is a Director, and President and Secretary/Treasurer of the Issuer.

Item 7. Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2002
Date

s/s: "Clifford L. Winsor"
Signature

s/s: "Clifford L. Winsor" on behalf of Renegade Recreational Products Inc.
Signature

Clifford L. Winsor - President/Director - Renegade Recreational Products Inc.
Name/Title